FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 8, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

34

brasilagro

Earnings Release

2Q23 | 6M23



EARNINGS RELEASE

São Paulo, February 7, 2023 - BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the **three and six-month periods ended June 30, 2022 ("2Q23") and ("6M23")**. The consolidated information is prepared in accordance with International Financial Reporting Standards (IFRS).

Main Figures

- Net Revenue of **R$484.6** million (-49%) in 6M23;
- Adjusted EBITDA of **R$124.3** million (-79%), with EBITDA margin of 25% (-26 p.p.) in 6M23;
- Net Income of **R$29.1** million (-93%), with net margin of 6% in 6M23;
- 82,900 hectares planting finished of grains and cotton.

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Revenues from Operations	156.700	263.374	-41%	455.024	641.460	-29%
Revenues from Farm Sales	28.093	316.174	-91%	29.574	316.174	-91%
Net Sales Revenue	**184.793**	**579.548**	**-68%**	**484.598**	**957.634**	**-49%**
Variation in the fair value of biological assets	(1.761)	86.042	n.a.	13.960	223.117	-94%
Net Revenue[1]	**183.032**	**665.590**	**-73%**	**498.558**	**1.180.751**	**-58%**
Adjusted EBITDA from Operations	**530**	**125.447**	**-100%**	**106.771**	**349.378**	**-69%**
Adjusted EBITDA Margin from Operations (%)	0%	48%	-48 p.p.	23,5%	54%	-31 p.p.
Adjusted EBITDA[2]	**17.129**	**376.981**	**-95%**	**124.271**	**600.912**	**-79%**
Adjusted EBITDA Margin (%)	9%	57%	-47 p.p.	24,9%	51%	-26 p.p.
Net Income from Operations	**(29.479)**	**47.803**	**n.a.**	**11.621**	**155.674**	**-93%**
Net Operating Margin (%)	-19%	18%	-37 p.p.	2,6%	24%	-22 p.p.
Net Income	**(12.881)**	**299.337**	**n.a.**	**29.121**	**407.208**	**-93%**
Net Income Margin (%)	-7%	45%	-52 p.p.	5,8%	34%	-29 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Videoconference

February 8, 2023 **2 p.m. (Brasília time)** **12 p.m. (New York time)**	**Portuguese** **(simultaneous translation into English)** **Click here to participate**

brasilagro

MESSAGE FROM MANAGEMENT

We ended the first half of 6M23 with Net Income of R$29.1 million and Adjusted EBITDA of R$124.3 million, reflecting the Net Revenue of R$484.6 million of which R$29.6 million was generated from the sale of farms and R$455.0 million from the sale of agricultural products.



We continue to successfully implement our strategy to create value through the sale of land transformed by BrasilAgro. In November 2022, we announced the sale of 863 hectares (498 arable hectares) of the Morotí farm, in Paraguay, for USD 1,5 million and 1,965 hectares (1,423 arable hectares) of Fazenda Rio do Meio for R$62.4 million.

We concluded yet another year of sugarcane supply, delivering 1.9 million tons with a harvested area of 24,900 hectares and yield of 78.1 ton/ha, with net margin of R$4,778/ha, and concluded the planting of grains and cotton on 82,9 thousand hectares. The result of sugarcane was impacted by the drop in the price of ATR, in addition to the decrease in production, resulting from the burning of an area on the farm in Maranhão and reduction of the planted area in relation to the previous season.

We completed the planting of grains and cotton on 82,900 hectares. Weather conditions are good, favoring the good development of soybean and corn crops so far, maintaining our production estimates for the harvest.

Despite the sugarcane result, we remain optimistic and maintain our expectation of achieving the Company's budget for 2022/23.

We also remain dedicated to optimizing and improving the Company's profitability and productivity, which is why part of our efforts is dedicated to projects that meet this need, given our understanding that efficient production operations in the field demand investments in technology and infrastructure.

This year, we are investing in the construction of silo, seed production, in continuing our irrigation project, expansion and monitoring project, while also transforming areas of the Panamby, Regalito and São Domingos farms. Considering all our projects, the total amount invested by the Company is more than R$85 million.

Finally, in December, we published our 2021/22 Sustainability Report and updated our materiality matrix to ensure that we are aligned with the main demands of our stakeholders and the topics of strategic importance to our business.

The Company conducted its first inventory of greenhouse gas emissions, in accordance with the guidelines of the Brazilian GHG Protocol Program. We are analyzing the results and adjustments necessary under the methodology to identify ways to reduce and/or offset our emissions and enable capitalization of carbon reductions and carbon stocks in the soil.

We remain confident in the Company's production potential for the 2022/23 crop year and certain that we will deliver our best efforts and produce food responsibly while playing a key role in the creation of value by transforming and selling land.

I take this opportunity to leave you with photos from the visit that I and Gustavo Lopez, CFO, made to BrasilAgro farms at the start of the year.


January 2023
brasilagro

REAL ESTATE PERFORMANCE

Farm Acquisition

PANAMBY FARM: As disclosed in the 1Q23 Earnings Release, on September 15, we announced the acquisition of Fazenda Panamby, a rural property located in the municipality of Querência, state of Mato Grosso. The property has an arable area of 5.4 thousand hectares (total area of 10.8 thousand hectares), of which 80% are suitable for second crop. The acquisition value is R$285.6 million (302 soybean bags per arable hectare), which will be paid in two installments, a down payment and an annual installment.

Farm Sale

MOROTÍ FARM: As disclosed in the 1Q23 Earnings Release, on November 8, we announced the sale of 863 hectares (498 arable hectares) of Fazenda Morotí, a property located in Paraguay. The face value of the sale was US$1.5 million (~U$1.7 thousand/ha). The buyer made an initial payment in the amount of US$748,500. The remaining balance will be paid in three equal annual installments.

RIO DO MEIO FARM: On November 17, we announced the sale of 1,965 hectares (1,423 arable hectares) of Rio do Meio Farm, located in Correntina, Bahia state. The total amount of the sale is 291 soybean bags per arable hectare or R$62,4 million (~R$43,900/arable ha). The buyer already made an initial payment of R$17.7 million. The duration of this sale is 2.38 years.

From the accounting perspective, this plot of the Farm is valued in the Company's books at R$17.8 million (acquisition cost + investments net of depreciation) and has an expected Internal Rate of Return (IRR) in R$ of 52.4%.

The delivery of ownership of the areas and, consequently, the recognition of sales revenue, will be carried out in four stages. The first stage completed on November 14, 2022, a revenue of R$20 million was recognized and the other stages are scheduled for July of each year until 2025.

Property Portfolio

The Company's property portfolio comprises 283,428 hectares in six states of Brazil, as well as in Paraguay and Bolivia.

	21/22	Participation (%)	22/23	Participation (%)
Owned	215.255	81%	223.271	79%
Leased	51.747	19%	60.157	21%
Total area	**267.002**	**100%**	**283.428**	**100%**
Owned	143.355	74%	146.950	71%
Leased	51.387	26%	60.157	29%
Arable area	**194.742**	**100%**	**207.107**	**100%**

The geographic diversification of the current portfolio by land ownership is shown below:

LOCATION	TOTAL AREA (ha)	ARABLE AREA (ha)	
	Leased	Owned	Leased
Brazil	**59.092**	**105.470**	**59.092**
Bahia	-	64.344	-
Goiás	-	4.051	-
Maranhão	15.000	10.137	15.000
Mato Grosso	30.623	6.188	30.623
Minas Gerais	-	17.846	-
Piauí	13.469	2.904	13.469
Bolivia	**1.065**	**7.925**	**1.065**
Paraguay	**-**	**33.555**	**-**
Total	**60.157**	**146.950**	**60.157**
Grand Total	**283.428**	**207.107**	

In 2Q23, the Company sold a total area of 2,828 hectares (1,921 arable hectares), which included the sale of the Morotí and Rio do Meio farms, as per the Material Fact notice disclosed to the market.

The current mix of the production area, which includes owned and leased land, enables greater flexibility in managing the portfolio and reduces volatility in operating cash flow.

OPERATING PERFORMANCE

The table below shows the estimated planted area in 2022/23 crop year by region.

Local	Ratoon Cane	Plant Cane	Soybeans	Corn	Corn 2nd Crop	Beans	Pature	Cotton	Cotton 2nd Crop	Others	Total
Brasil	-	-	-	-	-	-	-	-	-	-	140.593
Bahia	-	-	17.607	-	-	1.799	10.338	2.895	860	20.245	53.744
Goiás	1.680	561	2.057	-	710	-	-	-	-	-	5.009
Maranhão	15.300	1.340	5.553	1.785	1.090	-	-	-	-	-	25.068
Mato Grosso	5.611	686	17.129	280	11.219	-	2.925	-	1.181	607	39.638
Minas Gerais	-	-	-	-	-	-	-	-	-	-	-
Piauí	-	-	12.826	3.347	960	-	-	-	-	-	17.133
Bolivia	2.439	477	7.249	460	-	-	-	-	0	5.032	15.656
Paraguai	-	-	3.680	2.023	-	-	2.817	2.177	0	1.942	12.638
Total	**25.030**	**3.064**	**66.101**	**7.895**	**13.980**	**1.799**	**16.080**	**5.071**	**2.041**	**27.825**	**168.887**

Production Area by Crop (ha)


21/22 Harvest
(realizaded)
168.925
hectares
37%
16%
3%
17%
7%
3%
17%
Soybean
Bean 2nd Crop
Pasture
Other
Corn and Corn 2nd Crop
Sugarcane
Cotton


22/23 Harvest
(estimated)
168.887
hectares
39%
13%
17%
10%
4%
16%
Soybean
Bean 2nd Crop
Pasture
Other
Corn and Corn 2nd Crop
Sugarcane
Cotton

Production Area by Property (ha)


21/22 Harvest
(realizaded)
168.925
hectares
50%
11%
39%
Operated by BrasilAgro
Leased to third parties
Leased area


22/23 Harvest
(estimated)
168.887
hectares
53%
10%
37%
Operated by BrasilAgro
Leased to third parties
Leased area

Operating Status

The table below shows the status of the Company's planting and harvest operations.


1Q
2Q
3Q
4Q
1Q
2Q
3Q
Jul Ago Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Ago Sep Oct Nov Dec Jan Feb Mar
Soybean
Corn
Beans
Cotton
Sugarcane
Planting
Cultural Traits
Crop

Planting Status

100%	Planted
100%	Planted
100%	Planted
100%	Planted

Harvest Statuts

14%	Harvested
6%	Harvested
2%	Harvested
0%	Harvested

Grains and Cotton

Production per product (tons)	21/22 Harvest Realized	22/23 Harvest Estimated	Change (%)	22/23 Harvest Projected	Change (%)
Soybean	196.689	218.609	11,1%	214.632	-1,8%
Corn	61.587	54.637	-11,3%	51.586	-5,6%
Corn - 2nd Crop	84.614	81.454	-3,7%	86.148	5,8%
Beans	3.095	2.817	-9,0%	1.943	-31,0%
Beans - 2nd Crop	2.338	0	-100,0%	0	n.a.
Cotton	6.715	18.403	174,1%	18.278	-0,7%
Cotton - 2nd Crop	1.739	13.034	649,6%	9.163	-29,7%
Total	**356.776**	**388.954**	**9,0%**	**381.751**	**-2%**

After concluding planting operations and revising estimates, we expect total grain and cotton production to decline by 2%. The reduction in planted area in relation to the initial estimate is due to weather conditions that affected planting operations within the ideal window.

Sugarcane

Sugarcane Harvest Year Result	2021 Harvest Realized (Apr/01 to Dec/31)	2022 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2022 Harvest Realized (Apr/01 to Dec/31)	Change (%)
Tons harvested	2.227.327	2.116.890	-5,0%	1.941.421	-8%
Hectares harvested	26.608	25.217	-5,2%	24.857	-1%
TCH - Harvest tons per hectares	83,80	83,95	0,2%	78,10	-7%

In December, we concluded sugarcane harvest operations, with total production of 1.9 million tons, corresponding to 78.10 tons of cane per hectare (TCH).

As informed in the 1Q23 earnings release, in July, a fire affected a portion of our sugarcane fields at the São José Farm, which reduced the number of tons harvested.

In addition, the sugarcane harvested at the end of the crop year, in August, September, October and November, suffered a loss in production potential due to the lack of precipitation, unlike in the prior year, which was marked by high rainfall during this period.

Cattle Raising

Cattle Raising	21/22 Harvest Realized	22/23 Harvest Estimated	Change (%)	22/23 Harvest Realized	Change (%)
Hectares	11.323	16.025	42%	15.751	-2%
Number of heads	21.168	20.577	-3%	19.852	-4%
Meat production (kg)	1.949.812	2.791.213	43%	736.613	-74%
Weight Gain per Day	0,63	0,613	-3%	0,456	-26%
Weight Gain per hectare	**172**	**174**	1%	**47**	-73%

Cattle raising is a transitory activity for the Company whose main purpose is land transformation. We have 19,800 head of cattle on 15,751 hectares of active pasture in Brazil and Paraguay.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented in accordance with accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses from derivatives and by depreciation expenses, including depreciation of the farms' fixed assets, depreciation of developed areas and depreciation of permanent crops.

EBITDA (R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Net/Loss Income	**(12.881)**	**299.337**	**n.a.**	**29.121**	**407.208**	**-93%**
Interest	21.339	40.928	-48%	(28.119)	27.706	n.a.
Taxes	(16.006)	33.183	n.a.	4240	62.057	-93%
Depreciations and amortizations	19.622	21.204	-7%	44.961	68.637	-34%
EBITDA	**12.074**	**394.652**	**-97%**	**50.203**	**565.608**	**-91%**

Adjusted EBITDA (R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Net/Loss Income	**(12.881)**	**299.337**	**n.a.**	**29.121**	**407.208**	**-93%**
Interest	21.339	40.928	-48%	(28.119)	27.706	n.a.
Taxes	(16.006)	33.183	n.a.	4.240	62.057	-93%
Depreciations and Amortizations	19.622	21.204	-7%	44.961	68.637	-34%
Equity pick-up	-	(5)	-100%	(0)	33	n.a.
Other operating income/expenses, net	56	(2.179)	n.a.	(3.797)	(1.860)	104%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	2.098	(92.692)	n.a.	(16.201)	(238.532)	-93%
(+) Fair Value Realization - Biological Assets	(592)	95.302	n.a.	85.985	291.571	-71%
Derivatives Results	3.492	(18.097)	n.a.	8.081	(15.908)	n.a.
Adjusted EBITDA	**17.129**	**376.981**	**-95%**	**124.271**	**600.912**	**-79%**

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Net/Loss Income	**(29.479)**	**47.803**	**n.a.**	**11.621**	**155.674**	**-98%**
Interest	21.339	40.928	-48%	(28.119)	27.706	n.a.
Taxes	(16.006)	33.183	n.a.	4.240	62.057	-100%
Depreciations and amortizations	19.622	21.204	-7%	44.961	68.637	-34%
EBITDA	**(4.524)**	**143.118**	**n.a.**	**32.703**	**314.074**	**-93%**

Adjusted EBITDA (R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Net/Loss Income	**(29.479)**	**47.803**	**n.a.**	**11.621**	**155.674**	**-98%**
Interest	21.339	40.928	-48%	(28.119)	27.706	n.a.
Taxes	(16.006)	33.183	n.a.	4.240	62.057	-100%
Depreciations and Amortizations	19.622	21.204	-7%	44.961	68.637	-34%
Equity pick-up	(0)	(5)	-100%	(0)	33	n.a.
Other operating income/expenses, net	56	(2.179)	n.a.	(3.797)	(1.860)	104%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	2.098	(92.692)	n.a.	(16.201)	(238.532)	-98%
(+) Fair Value Realization - Biological Assets	(592)	95.302	n.a.	85.985	291.571	-71%
Derivatives Results	3.492	(18.097)	n.a.	8.081	(15.908)	n.a.
Adjusted EBITDA	**530**	**125.447**	**-53%**	**106.771**	**349.378**	**-69%**

Statement of Income

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Total	**185.004**	**579.548**	**-68%**	**484.809**	**957.634**	**-49%**
Farms Sale	28.304	316.174	-91%	29.785	316.174	-91%
Soybean	37.149	83.740	-56%	94.020	219.741	-57%
Corn	61.232	56.875	8%	122.943	89.197	38%
Bean	1.621	1.245	30%	1.939	6.023	-68%
Feather Cotton	12.180	10.559	15%	24.914	18.258	36%
Seed Cotton	3.419	1.615	112%	4.447	2.830	57%
Sugarcane	31.522	104.517	-70%	183.875	281.642	-35%
Cattle Raising	6.130	5.997	2%	11.567	19.310	-40%
Leasing	2.660	(2.537)	n.a.	10.520	1.680	526%
Others	787	1.363	-26%	799	2.778	-66%

SALE OF FARM

Farm Sales (R$ thousand)	2Q23	2Q22	Var. (%)	6M23	6M22	Var. (%)
Nominal Value of Sale	30.401	461.615	-93%	32.400	461.615	-93%
Present Value Adjustment	(2.308)	(145.441)	-98%	(2.826)	(145.441)	-98%
Revenue from Farms Sale	**28.093**	**316.174**	**-91%**	**29.574**	**316.174**	**-91%**
Sales Taxes	(116)	(7.973)	-99%	(116)	(7.973)	-100%
Selling Costs	(11.379)	(56.667)	-80%	(11.958)	(56.667)	-78%
Farm Sale Gain	**16.598**	**251.534**	**-93%**	**17.500**	**251.534**	**-93%**

In 1Q23, we recognized R$902 million from the sale of farms referring to a sale with conditions precedent for delivery at the Rio do Meio Farm, and the effect from variable consideration, represented by additional hectares recognized only upon moment of delivery.

In 6M23, net revenue from sales came to R$29.6 million due to the recognition of R$7.6 million of revenue from the sale of 863 hectares (498 arable hectares) of the Morotí Farm, R$20.5 million from the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio Farm and R$1.5 million of Rio do Meio additional hectares as mentioned above.

The contract provides for a timeline for the transfer of ownership, with revenue being recognized in four stages. The first stage completed on November 14, 2022, a revenue of R$20.5 million was recognized, updated to present value of an area of 521 arable hectares, and the other stages are scheduled for July of each year until 2025.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Total	**156.700**	**263.374**	**-41%**	**455.024**	**641.460**	**-29%**
Soybean	37.149	83.740	-56%	94.020	219.741	-57%
Corn	61.232	56.875	8%	122.943	89.197	38%
Beans	1.621	1.245	30%	1.939	6.023	-68%
Feather Cotton	12.180	10.559	15%	24.914	18.258	36%
Seed Cotton	3.419	1.615	112%	4.447	2.830	57%
Sugarcane	31.522	104.517	-70%	183.875	281.642	-35%
Cattle Raising	6.130	5.997	2%	11.567	19.310	-40%
Leasing	2.660	(2.537)	n.a.	10.520	1.680	526%
Others	787	1.363	-26%	799	2.778	-66%

Quantity sold (tons)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Total	**279.851**	**506.158**	**-45%**	**1.319.564**	**1.575.542**	**-16%**
Soybean	15.416	22.610	-32%	35.134	83.483	-58%
Corn	52.681	47.736	10%	114.372	95.195	20%
Beans	980	375	161%	1.126	1.963	-43%
Feather Cotton	1.167	968	21%	2.468	1.810	36%
Seed Cotton	2.703	1.171	131%	3.541	1.966	80%
Sugarcane	205.798	432.512	-52%	1.161.022	1.387.687	-16%
Cattle Raising	701	581	21%	1.232	1.784	-31%
Others	404	205	97%	669	1.653	-60%

In 6M23, net revenue from operations amounted to R$455. million, down 29% from 6M22, due to the lower volume of soybean sales, which is explained by the sales strategy adopted by the Company due to commodity prices and mainly the lower revenue from sugarcane, reflecting the decrease in the Consecana price from R$1.45 to R$1.14 per ton in 6M23 and the reduction of 16% in number of tons produced.

GAINS AND LOSSES FROM AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products	Soybean	Corn	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss
Gains and losses in agricultural products	9.624	4.959	(10.213)	46.108	(9.391)	(1.281)	39.806
Gains and losses in biological assets	29.746	(10.598)	392	(43.146)	-	-	(23.606)
Change in fair value of biological assets and agricultural products	**39.370**	**(5.638)**	**(9.821)**	**2.962**	**(9.391)**	**(1.281)**	**16.201**

Gains and losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are calculated by the difference between the volume harvested at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation)

Harvested agricultural products are measured at fair value at time of harvest based on the market price in each farm's corresponding distribution channel.

Agricultural Products	Soybean	Corn	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss
Area (hectares)	4.781	13.142	1.867	17.258	15.751	1.544	54.341
Production (Tons or Meat Kgs)	11.021	65.977	4.365	1.287.194	613	537	1.369.708
Yield (Ton./ha) (Kg/Head)	2,31	5,02	2,34	74,59	0,04	0,35	25,21
Livestock - head of cattle	-	-	-	-	22.428	-	22.428
Production fair value (R$ thousand)	22.342	76.646	6.381	202.367	(124)	8.180	315.792
Production Cost (R$ thousand)	(12.718)	(71.687)	(16.594)	(156.259)	(9.267)	(9.462)	(275.986)
Gain and losses in agricultural products (R$ thousand)	**9.624**	**4.959**	**(10.213)**	**46.108**	**(9.391)**	**(1.281)**	**39.806**

Gains and losses from biological assets

Biological Assets	Soybean	Corn	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss
Area (hectares)	11.846	-	-	26.013	-	-	37.859
Production (Tons)	43.751	-	-	2.177.336	-	-	2.221.087
Yield (Ton./ha)	3,69	-	-	83,70	-	-	58,67
Biological Assets (R$ thousand)	**29.746**	**(10.598)**	**392**	**(43.146)**	**-**	**-**	**(23.606)**

Biological assets consist of agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, based on the

best estimates for productivity, sales prices, selling expenses, direct and indirect costs and leasing.

Biological assets corresponding to ratoon cane represented the total area to the harvested between April 1 and November 30, 2021.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

At December 31, 2022, the value recognized corresponds to a loss of R$2.2 million, which was affected by the price of the commodities on the dates of the mark-to-market adjustment.

PRODUCTION COST

21/22 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Cotton	Cotton 2nd Crop	Sugarcane	Cattle Raising
Variable costs	**68%**	**80%**	**100%**	**76%**	**87%**	**87%**	**44%**	**66%**	**44%**
Seeds	9%	14%	17%	10%	11%	11%	0%	0%	0%
Fertilizers	22%	37%	51%	18%	33%	33%	0%	14%	0%
Defensives	17%	13%	13%	24%	22%	22%	0%	7%	0%
Agricultural services	15%	12%	15%	17%	15%	15%	0%	33%	0%
Fuels and Lubricants	4%	3%	4%	5%	3%	3%	0%	12%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	29%	0%	29%
Others	2%	1%	0%	2%	3%	3%	7%	0%	7%
Fixed costs	**32%**	**20%**	**0%**	**24%**	**13%**	**13%**	**56%**	**34%**	**56%**
Labor	7%	8%	0%	8%	3%	3%	34%	3%	34%
Depreciation and amortization	24%	12%	0%	15%	4%	4%	14%	26%	14%
Leasing	0%	0%	0%	0%	0%	0%	0%	0%	0%
Others	1%	0%	0%	0%	5%	5%	8%	5%	8%

(R$ / ha)	21/22 Harvest Realized (A)	21/22 Harvest Estimated (B)	22/23 Harvest Projected (C)	Change (%) B/A	Change (%) C/B
Soybean[(1)]	4.933	5.948	5.883	21%	-1%
Corn[(1)]	4.733	5.693	5.962	20%	5%
Corn 2nd Crop	4.635	4.608	4.611	-1%	0%
Beans	3.017	3.257	3.175	8%	-3%
Cotton	9.452	9.618	9.607	2%	0%
Cotton 2nd Crop	12.942	12.977	13.670	0%	5%
Sugarcane	9.088	10.362	10.299	14%	-1%
Others [(2)]	1.502	579	506	-61%	-13%

(1) includes area opening amortization
(2) Others: sesame and quinoa

COST OF GOODS SOLD

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Cost of Goods Sold	**(154.442)**	**(108.862)**	**42%**	**(348.815)**	**(294.772)**	**18%**
Soybean	(28.169)	(36.776)	-23%	(63.950)	(107.448)	-40%
Corn	(42.271)	(19.518)	117%	(85.906)	(44.128)	95%
Bean	(1.788)	(400)	347%	(3.180)	(3.275)	-3%
Feather Cotton	(10.588)	(4.268)	148%	(23.978)	(9.500)	152%
Seed Cotton	(5.395)	(2.377)	127%	(6.134)	(3.164)	94%
Sugarcane	(54.145)	(34.271)	58%	(144.571)	(98.752)	46%
Cattle Raising	(5.439)	(5.135)	6%	(11.520)	(16.781)	-31%
Leasing	(3.943)	(429)	819%	(4.392)	(3.542)	24%
Others	(2.704)	(5.688)	-90%	(5.184)	(8.182)	-91%

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Realization of the Fair Value of Biological Assets	**592**	**(95.302)**	**n.a.**	**(85.985)**	**(291.570)**	**-71%**
Soybean	(5.696)	(10.086)	-44%	(23.467)	(98.506)	-76%
Corn	(14.673)	(31.957)	-54%	(29.401)	(42.955)	-32%
Bean	(2.354)	1.478	n.a.	(2.384)	(5.528)	-57%
Feather Cotton	3.931	(5.191)	n.a.	4.462	(9.088)	n.a.
Seed Cotton	(610)	586	n.a.	(605)	(13)	n.a.
Sugarcane	19.988	(50.407)	n.a.	(34.794)	(135.807)	-74%
Others	6	275	-98%	204	327	-38%

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Total Cost of Goods Sold	**(153.850)**	**(204.164)**	**-25%**	**(434.800)**	**(586.343)**	**-26%**
Soybean	(33.865)	(46.862)	-28%	(87.417)	(205.954)	-58%
Corn	(56.944)	(51.475)	11%	(115.307)	(87.083)	32%
Bean	(4.142)	1.078	n.a.	(5.564)	(8.803)	-37%
Feather Cotton	(6.657)	(9.459)	-30%	(19.516)	(18.589)	5%
Seed Cotton	(6.005)	(1.791)	235%	(6.739)	(3.177)	112%
Sugarcane	(34.157)	(84.678)	-60%	(179.365)	(234.559)	-24%
Cattle Raising	(5.439)	(5.135)	6%	(11.520)	(16.781)	-31%
Leasing	(3.943)	(429)	819%	(4.392)	(3.542)	24%
Others	(2.698)	(5.413)	-90%	(4.980)	(7.855)	-93%

Due to adjustments to the fair value of agricultural products, the changes in unit costs between crop years are directly related to the market prices of the commodities at time of harvest for the calculation of Total COGS.

The 18% increase in costs compared to 6M22 is explained by the increase in unit cost of approximately 40% pressured by higher fertilizer and fuel prices.

Note that the seasonality of the business was not reflected in the quarter's results, given the low volume compared to the previous year.

SELLING EXPENSES

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Selling expenses	**(10.161)**	**(12.233)**	**-17%**	**(17.667)**	**(16.544)**	**7%**
Freight	(2.861)	(2.476)	16%	(6.527)	(6.274)	4%
Storage and Processing	(4.964)	(3.075)	61%	(8.759)	(3.550)	147%
Fees	(63)	(6.568)	-99%	(63)	(6.568)	-99%
Provision for doubtful accounts	(2.190)	(6)	n.a.	(2.190)	33	n.a.
Others	(83)	(108)	-23%	(128)	(185)	-31%

Selling expenses increased 7% in 6M23 compared to 6M22 due to:

(i) the increase in the storage and processing line due to cotton processing and the storage costs of farms that do not have storage facilities. Note that there was a R$3 million adjustment in 6M22 related to a commercial agreement that offset the storage and processing costs in such period;

(ii) the higher allowance for doubtful accounts due to lack of payment by a lessee that suffered a crop shortfall.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
General and Administrative Expenses	**(16.710)**	**(12.216)**	**37%**	**(31.044)**	**(25.992)**	**19%**
Depreciation and Amortization	(316)	(351)	-10%	(620)	(635)	-2%
Personnel expenses	(11.678)	(7.764)	50%	(20.764)	(16.011)	30%
Expenses with services providers	(1.466)	(1.944)	-25%	(2.438)	(3.919)	-38%
Leases and Rents	(182)	(31)	486%	(323)	(285)	13%
Taxes and fees	(243)	(52)	369%	(2.561)	(1.356)	89%
travel expenses	(577)	(283)	104%	(645)	(478)	35%
Subscription/Softwares	(673)	(400)	68%	(1.293)	(665)	94%
Others expenses	(1.576)	(1.390)	13%	(2.399)	(2.642)	-9%

General and administrative expenses increased 19% in 6M22 compared to 6M21 due to:

(i) the increase in the allowance for the Long-term Share-based Incentive Program (ILPA), which was adjusted in accordance with the achievement of the Company's targets, and the recognition in the compensation of the directors, which became 100% fixed after the conduction of a market survey;

(ii) the increase in taxes and fees, explained by the increase in the Cleared Land Value (VTN) by the municipalities, which is used as a parameter for Rural Land Tax (ITR).

(iii) the increase in expenses with software refers to the beginning of subscription charges after a grace period.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Other operating income/expenses	**1.636**	**1.105**	**48%**	**2.269**	**9.772**	**-77%**
Gain/Loss on sale of fixed assets	(1.049)	(1.592)	-34%	(1.201)	(1.180)	2%
Provisions for lawsuits	(431)	(340)	27%	(239)	(359)	-33%
Agricultural insurance compensation	6.596	-	n.a.	7.526	8.708	-100%
Contractual losses	(5)	-	n.a.	(2.591)	-	n.a.
Donations from BrasilAgro Institute	(3.500)	-	n.a.	(3.500)	-	n.a.
Expenses from Agrifirma's Acquisition	-	-	n.a.	(2.228)	-	n.a.
Subscription bonus	(56)	2.179	n.a.	3.797	1.860	104%
Others	81	858	-91%	705	743	-5%

In 6M23, other operating income and expenses were affected mainly by:

(i) the indemnity received in connection with the Agrifirma agreement, which provides for the early payment of unrealized contingencies, resulting in a gain for the Company.

(ii) the sugarcane losses in Bolivia (ratoon cane) due to the drought;

(iii) the expenses with commissions for the most recent leased areas incorporated;

(iv) the impact on the Warrants line, reflecting the variation and consequent value of the warrants issued in connection with the merger of Agrifirma and the variation in the Company's share price.

Note that warrants serve as a guarantee for the two-year lockup period (through September 2023), considering the particularities of one of Agrifirma's shareholders, and do not represent a premium or advantage for any new shareholder.

FINANCIAL RESULT

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Total	**(21.339)**	**(40.928)**	**-48%**	**28.119**	**(27.706)**	**n.a.**
Interest (i)	(9.755)	(19.937)	-51%	(16.684)	(35.305)	-53%
Monetary variation (ii)	446	(34)	n.a.	330	(72)	n.a.
Exchange vartiation (ii)	(1.803)	(5.390)	-67%	358	(3.244)	n.a.
Present value adjustment (iii)	5.046	2.026	149%	23.719	36.547	-35%
Derivative operations results (iv)	(24.683)	(36.174)	-32%	(3.265)	(56.954)	-94%
Other financial income / expenses (v)	9.410	18.581	-49%	23.661	31.322	-24%

The consolidated financial result is composed of: (i) interest on loans, (ii) FX variation on offshore accounts; (iii) the present value of receivables from the sale of a farm (based on soybean bag price) and from sugarcane leased areas; (iv) the gain/loss from hedge transactions; and (v) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The decrease in the Interest line reflects the reduction in the Company's debt balance in the period.

The restatement of fair value, in the amount of R$23.7 million in 6M23, demonstrates the variation in the amount to be received from sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms (based on soybean bag price) as well as the variation in the Consecana price for the lease of the Parceria IV Farm.

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively correlated to commodity prices and the U.S. dollar exchange rate.

DERIVATIVE TRANSACTIONS

HEDGE POSITION ON FEBRUARY 6, 2023

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	[2]	BRL/USD
21/22	152.795 ton	100,00%	14,3	USD 74.488	100,00%	5,33
22/23	115.096 ton	64,75%	14,62	USD 58.950	68,52%	5,52
2023-2024*	59.505 ton	43,98%	13,03	USD 29.294	45,05%	5,69

* Farmland sales receivables
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	130.864 ton	100,00%	63,54	-	-	-
22/23	27.054 ton	23,00%	60,73	-	-	-

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (¢/lb)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	3.219 ton	100,00%	81,35	USD 8.488	100,00%	5,88
22/23	5.237 ton	60,00%	87,88	USD 10.120	59,00%	5,70

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Ethanol			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge	BRL/USD
21/22	4.350 m³	4,00%	1953,00	-	-	-
22/23	29.430 m³	34,00%	3161,00	-	-	-

(1) % of the volume of ethanol locked in m³.

Balance Sheet

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	12/31/2022	06/30/2022	Chg. (%)
Cash and Cash equivalents	**294.117**	**435.493**	**-32%**
Cash and Banks	39.751	38.492	3%
Bank deposit certificates	189.430	303.444	-38%
National Treasury Bills	64.936	93.557	-31%
Marketable securities	**19.085**	**19.580**	**-3%**
Restricted financial investments	13.633	14.059	-3%
Bank deposit certificates	5.452	5.521	-1%
Total	**313.202**	**455.073**	**-31%**

DEBT

(R$ thousand)	12/31/2022	06/30/2022	Chg. (%)
Short Term	238.539	123.411	93%
Long Term	324.694	329.630	-1%
Total Indebtedness	**563.233**	**453.041**	**24%**
(+/-) Derivatives	**22.040**	**24.421**	**-10%**
(=) Adjusted Gross Debt	585.273	477.462	23%
(-) Cash and cash equivalents	313.202	455.073	-31%
(=) Adjusted Net Debt	272.071	22.389	n.a.
Adjusted EBITDA of the last 12 months	**212.496**	**748.128**	**-72%**
Adjusted Net Debt / Adjusted EBITDA	**1,28x**	**0,03x**	**n.a.**
Adjusted Net Debt / NAV	**7,7%**	**0,5%**	**n.a.**

The average cost of debt is 93.80% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

(R$ thousand)	12/31/2022	06/30/2022	Chg. (%)
Sugarcane Sales	47.664	43.297	10%
Grains Sales	26.379	127.875	-79%
Cattle Raising Sales	269	491	-45%
Cotton Sales	9.100	-	n.a.
Leases and Rents	7.683	11.969	-36%
Machinery Sales	1.421	2.406	-41%
Farm Sales	169.206	183.342	-8%
	252.622	**369.380**	**-32%**
Provision for doubtful accounts	(3.937)	(1.778)	121%
Current total	**248.685**	**367.602**	**-32%**
Farm Sales[1]	338.186	373.954	-10%
Non-current total	**338.186**	**373.954**	**-10%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORIES

(R$ thousand)	12/31/2022	06/30/2022	Chg. (%)
Soybean	1.452	54.793	-97%
Corn	9.354	60.970	-85%
Bean	2.731	8.773	-69%
Cotton	9.442	22.186	-57%
Livestock			n.a.
Agricultural Products	**23.354**	**147.231**	**-84%**
Supplies	180.093	142.668	-30%
Total	**203.447**	**289.899**	**-48%**

Biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2022	**21.168**	**67.616**
Aquisition, Birth | Aquisition Expenses	5.414	4.600
Handling Expenses	-	9.267
Sales	(3.915)	(12.336)
Deaths	(221)	(628)
Consumption	(18)	(36)
Exchange variation	-	(516)
Fair value variation	-	(9.391)
In December 31, 2022	**22.428**	**58.576**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. Based on our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and	Area Opening	Constructio n in	Investment Properties
Initial Balance	741.380	72.371	133.324	57.305	1.004.380
In June 30, 2022					
Acquisitions	271.924	117	1.938	55.833	329.812
Reductions	(16.115)	(637)	(1.572)	(6)	(18.330)
Transfers	-	2.205	20.168	(29.177)	(6.804)
(-) Depreciation/ Amortization	-	(1.463)	(6.307)	-	(7.770)
Cumulative Translation Adjustment	(2.197)	(196)	(190)	(168)	(2.751)
In December 31, 2022	994.992	72.397	147.361	83.787	1.298.537

DEPRECIATION – AREA CLEARING

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Maintenance	(1.606)	(1.209)	32,9%	(3.089)	(2.331)	32,5%
Opening	(1.725)	(1.260)	37,0%	(3.218)	(2.435)	32,1%
Total	**(3.332)**	**(2.468)**	**35,0%**	**(6.307)**	**(4.766)**	**32,3%**

CAPEX - PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	188	29.038	28.983	2.377	-	67.545	128.131
In June 30, 2022							
Acquisitions	13	3.988	9.375	545	218	8.938	23.077
Reductions	(10)	(898)	(188)	(4)	-	(2.580)	(3.680)
Transfers	149	69	-	-	(218)	6.804	6.804
(-) Depreciation / Amortization	(70)	(1.800)	(1.752)	(186)	-	(16.251)	(20.059)
Cumulative Translation Adjustment	-	(17)	(19)	(2)	-	(13)	(51)
In December 31, 2022	270	30.380	36.399	2.730	-	64.443	134.222

ESG

In December, the Company released its 2021/22 Sustainability Report, which presents our commitments, policies and actions and highlights our strategy to ensure the sustainability of the business.

This year, we updated our materiality matrix to ensure we are aligned with the main demands of our stakeholders and with the topics of strategic importance to our business.

The topics considered material follow:


Topics with financial impact:
Occupational health and safety
Innovation, technology and productivity
People development
Topics impacting value creation:
Ethics and compliance
Community relations
Topics impacting the economy, environment and society:
Biodiversity
water management
GHG emissions and climate change

The development of our materiality matrix is aligned with the concept of double materiality, which considers not only factors that potentially impact the business, but also external factors, i.e., the impact of our operations on the environment, economy and society.

The Company conducted its first inventory of greenhouse gas emissions, in accordance with the guidelines of the Brazilian GHG Protocol Program. We are analyzing the results and adjustments necessary under the methodology to identify ways to reduce and/or offset our emissions and enable capitalization of carbon reductions and carbon stocks in the soil.

We understand that the carbon market is an excellent business opportunity for BrasilAgro and the agribusiness sector in general. While

most industry segments have been striving to reduce or offset their emissions, there are activities that do not emit or sequester carbon.

In this light, the Company's good agricultural practices and areas of native vegetation could potentially generate carbon credits or other credits for sustainability and environmental services, whether in the voluntary or future regulated market.

Click here to access the 2021/2022 Sustainability Report.

CAPITAL MARKET

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On February 7, 2023, BrasilAgro's shares (AGRO3) were quoted at R$28.65, representing market capitalization of R$2.9 billion, while its ADRs (LND) were quoted at US$5.55.


AGRO3 x Ibovespa
(base 100 = 31/12/2022)
130
120
110
100
90
80
70
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22
jul-22
ago-22
set-22
out-22
nov-22
dez-22
AGRO3
IBOV

HIGHLIGHTS - AGRO3	6M23	6M22
Average Daily Traded Volume (R$)	18.683.865	20.647.376
Maximum (R$ per share)	31,35	25,58
Mininum (R$ per share)	20,04	19,71
Average (R$ per share)	25,74	22,24
Closing Quote (R$ per share)	29,96	24,39
Variation in the period (%)	23%	27%

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO and CFO

Ana Paula Zerbinati Ribeiro Gama
Head de RI

Deise Davanzo
IR Coordinator

Camila Vitória Stankevicius
IR Analyst

Disclaimer

The statements contained in this document related to the business prospects, projected operating and financial results and growth outlook of BrasilAgro are merely projections and, as such, are based exclusively on the Executive Board's expectations about the future of the business. These expectations substantially depend on market conditions, the performance of the Brazilian economy, as well as the sector and the international markets, and are thus subject to changes without prior notice.

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

PROPERTY PORTFOLIO

FARMS	LOCATION	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1 Jatobá Farm	Jaborandi / BA	Grains and Pasture	13.276	10.208
2 Alto Taquari Farm	Alto Taquari / MT	Sugarcane	1.380	809
3 Araucária Farm	Mineiros / GO	Sugarcane	5.534	4.051
4 Chaparral Farm	Correntina / BA	Grains and Cotton	37.182	26.444
5 Nova Buriti Farm	Bonito de Minas / MG	Forest	24.212	17.846
6 Preferência Farm	Baianópolis / BA	Grains and Pasture	17.799	12.410
7 Partnership II[1]	Ribeiro Gonçalves / PI	Grains	7.456	7.456
8 Moroti (Paraguay)	Boquerón	Grains and Pasture	58.722	33.555
9 Partnership III[2]	Alto Taquari / MT	Sugarcane	5.128	5.128
10 Partnership IV[3]	São Raimundo das Mangabeiras / MA	Sugarcane	15.000	15.000
11 São José Farm	São Raimundo das Mangabeiras / MA	Grains and Sugarcane	17.566	10.137
12 Partnership V[4]	Região do Xingu / MT	Grains	19.425	19.425
13 Arrojadinho Farm[5]	Jaborandi / BA	Grains	16.642	11.063
14 Rio do Meio Farm[6]	Correntina / BA	Grains	5.750	4.219
15 Partnership VII[7]	Baixa Grande do Ribeiro / PI	Grains	6.013	6.013
16 Serra Grande Farm	Baixa Grande do Ribeiro / PI	Grains	4.489	2.904
17 Acres del Sud	Santa Cruz	Grains and Sugarcane	9.875	7.925
18 Partnership VIII[9] (Bolivia)	Santa Cruz	Grain	1.065	1.065
19 Partnership IX[10]	Comodoro / MT	Grains	6.070	6.070
20 Panamby Farm	Querência/MT	Grains	10.844	5.379
Total			**283.428**	**207.107**

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership V I. the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.

MARKET VALUE OF THE PORTFOLIO

We review the internal market value of our farms annually and, on June 30, 2022, the market value of our portfolio was R$3.3 billion.

The current value of the average arable hectare of the Company's own areas is R$15,317.2 9 (CAGR of 23% in the last 5 years).

The table below shows the market appraisals of the portfolio in the last years, conducted both internally and by Deloitte Touche Tohmatsu:


CAGR:
22,7%
6.778,4
7.942,3
8.696,9
14.667,1
15.371,2
1,3
1,5
1,5
1,6
1,9
3,3
3,4
0,5
3,3
17/18
18/19
19/20
20/21
21/22
Interna (R$ bi)
Deloitte (R$ bi)
R$/ha
Vendas de Fazendas

NET ASSET VALUE – NAV

(R$ thousand)	June 30, 2022	
	Book	NAV
BrasilAgro's Equity	**2.216.048**	**2.216.048**
Properties appraisal[1]		2.793.472
(-) Balance Sheet - Land Value (Investment Properties)		(1.004.380)
NAV - Net Asset Value	**2.216.048**	**4.005.140**
Number of Shares Outstanding	102.377	102.377
NAV per share	**21,65**	**39,12**

Market value of the properties considered in the calculation of the net value of assets is June 30, 2022. It should be noted that the value of the properties is given in bags of soybeans and the average price used in the evaluation was approximately R$132.00 per bag.

INCOME STATEMENT

(R$ thousand)	2Q23	2Q22	Chg. (%)	6M23	6M22	Chg. (%)
Revenues from Farm Sales	28.093	316.174	-91%	29.574	316.174	-91%
Revenues from grains	101.786	143.668	-29%	224.037	318.713	-30%
Revenues from cotton	15.993	12.350	29%	29.806	21.420	39%
Revenues from sugarcane	31.579	104.600	-70%	184.194	281.822	-35%
Revenues from cattle raising	6.194	6.085	2%	12.200	19.959	-39%
Revenues from farm leasing	3.822	2.920	31%	13.393	8.875	51%
Other revenues	1.940	1.402	38%	2.419	3.563	-32%
Deductions from gross revenue	(4.614)	(7.651)	-40%	(11.025)	(12.892)	-14%
Net Sales Revenue	**184.793**	**579.548**	**-68%**	**484.598**	**957.634**	**-49%**
Change in fair value of biological assets and agricultural products	(2.098)	92.692	n.a.	16.201	238.532	-93%
Impairment	337	(6.650)	n.a.	(2.241)	(15.415)	-85%
Net Revenue	**183.032**	**665.590**	**-72%**	**498.558**	**1.180.751**	**-58%**
Cost of Farm Sale	(11.495)	(64.640)	-82%	(12.074)	(64.640)	-81%
Cost of agricultural products sale	(153.850)	(204.164)	-25%	(434.800)	(586.343)	-26%
Gross Profit	**17.687**	**396.786**	**-96%**	**51.684**	**529.768**	**-90%**
Selling Expenses	**(10.161)**	**(12.233)**	**-17%**	**(17.667)**	**(16.544)**	**7%**
General and Administrative Expenses	**(16.710)**	**(12.215)**	**37%**	**(31.044)**	**(25.992)**	**19%**
Depreciation and Amortization	315	863	-63%	620	579	7%
Personnel expenses	11.680	24.261	-52%	20.765	16.012	30%
Expenses with services providers	1.465	5.894	-75%	2.438	3.919	-38%
Leases and Rents	182	671	-73%	323	417	-23%
Others expenses	3.068	8.080	-62%	6.898	5.065	36%
Other operating income/expenses, net	**1.636**	**1.105**	**48%**	**2.269**	**9.772**	**-77%**
Equity pick up	-	5	**-100%**	-	**(33)**	**-100%**
Financial result	**(21.339)**	**(40.928)**	**-48%**	**28.119**	**(27.706)**	**n.a.**
Financial income	(43.943)	(8.721)	404%	161.747	176.937	-9%
Interest on Financial Investments	11.278	19.828	-43%	26.900	33.404	-19%
Interest on assets	822	497	65%	1.532	819	87%
Monetary variations	476	-	n.a.	476	-	n.a.
Foreign exchange variations	5.377	4.528	19%	33.204	10.514	216%
Income from leasings' present value adjustment	(14.915)	(17.229)	-13%	4.320	-	n.a.
Income from receivables from farm sales' present value adjustment	22.827	11.166	104%	38.384	53.725	-29%
Realized results with derivatives	4.906	4.866	1%	25.004	28.120	-11%
Unrealized results with derivatives	(74.714)	(32.377)	131%	31.927	50.355	-37%
Financial expenses	22.604	(32.207)	n.a.	(133.628)	(204.643)	-35%
Interest expenses	(513)	(836)	-39%	(1.186)	(1.434)	-17%
Bank charges	(1.355)	(411)	230%	(2.053)	(648)	217%
Interest on liabilities	(10.577)	(20.434)	-48%	(18.216)	(36.124)	-50%
Monetary variations	(30)	(34)	-12%	(146)	(72)	103%
Foreign exchange variations	(7.180)	(9.918)	-28%	(32.846)	(13.758)	139%
Expense from leasings' present value adjustment	(5.615)	(5.377)	4%	(10.440)	(7.308)	43%
Expense from receivables from farm sales' present value adjustment	2.749	13.466	-80%	(8.545)	(9.870)	-13%
Realized results with derivatives	(1.414)	(22.517)	-94%	(14.143)	(68.757)	-79%
Unrealized results with derivatives	46.539	13.854	236%	(46.053)	(66.672)	-31%
Profit (loss) before income and social contribution taxes	**(28.887)**	**332.520**	**n.a.**	**33.361**	**469.265**	**-93%**
Income and social contribution taxes	16.006	(33.183)	n.a.	(4.240)	(62.057)	-93%
Profit (loss) for the period	**(12.881)**	**299.337**	**n.a.**	**29.121**	**407.208**	**-93%**
Outstanding shares at the end of the period	102.377.008	102.377.008	n.a.	102.377.008	102.377.008	n.a.
Basic earnings (loss) per share - R$	**(0)**	**2,92**	**n.a.**	**0,28**	**3,98**	**-93%**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	12/31/2022	06/30/2022	Chg. (%)
Current assets			
Cash and Cash equivalents	294.117	435.493	-32%
Marketable securities	26.248	94.870	-72%
Derivative financial instruments	60.419	61.013	-1%
Trade accounts receivable	282.026	442.313	-35%
Inventories	203.447	289.899	-30%
Biologial assets	403.720	264.976	48%
	1.269.977	**1.588.564**	**-20,53%**
Non-current assets held for sale	5.814	0	n.a.
Non-current assets			
Biological assets	46.460	57.906	-20%
Marketable securities	19.085	19.580	-3%
Derivative financial instruments	957	2.744	-65%
Diferred taxes	23.160	4.360	301%
Accounts receivable and other credits	382.905	411.351	-8%
Investment properties	1.298.537	1.004.380	29%
Transactions with related parties	1.866	1.839	1%
Investments	7.642	7.642	0%
Property, plant and equipment	134.222	128.131	5%
Intangible assets	701	812	-14%
Using rights	177.632	117.954	51%
	2.093.167	**1.756.699**	**18,6%**
Total assets	**3.368.958**	**3.345.263**	**0,0%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	12/31/2022	06/30/2022	Chg. (%)
Current liabilities			
Trade accounts payable and other obligations	159.742	253.440	-37%
Loans, financing and debentures	238.539	123.411	93%
Labor obligations	13.001	25.652	-49%
Derivative financial instruments	38.662	34.064	13%
Acquisitind payable	159.146	28.846	452%
Lease liabilities	30.979	18.581	67%
	640.069	**483.994**	**32,2%**
Non-current liabilities			
Trade accounts payable and other obligations	23.949	23.833	0%
Loans, financing and debentures	324.694	329.630	-1%
Diferred taxes	21.619	34.925	-66%
Lease liabilities	289.282	230.570	25%
Derivative financial instruments	9.775	5.272	85%
Provision for legal claims	1.147	1.117	3%
Transactions with Related Parties	7.247	7.472	-3%
Other liabilities	0	12.402	-100%
	677.713	**645.221**	**3,5%**
Total liabilities	**1.317.782**	**1.129.215**	**15,8%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(15.063)	(21.348)	-29%
Treasury shares	(50.807)	(49.761)	2%
Profits reserves	416.352	416.352	0%
Proposed additional dividends	-	196.476	-100%
Comprehensive Income	94.931	97.687	-3%
Accumulated profit	29.121	-	n.a.
Total equity	**2.051.176**	**2.216.048**	**-7,8%**
Total liabilities and equity	**3.368.958**	**3.345.263**	**0,2%**

CASH FLOW

(R$ thousand)	6M23	6M22	Chg. (%)
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	29.121	407.208	-95%
Adjustments to reconcile net income			
Depreciation and amortization	44.961	68.637	-34%
Farm Sales Gain	4.027	(213.422)	n.a.
Residual value of fixed and intangible assets	3.680	546	574%
Written-off in investment properties	231	6.744	-10%
Equity Pickup	-	33	-100%
Gain unrealized results with derivatives (Net)	14.126	16.318	-13%
Exchange rate, monetary and financial charges (Net)	(2.922)	9.933	n.a.
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(33.636)	(42.377)	-21%
Share based Incentive Plan ("ILPA")	4.288	1.376	212%
Income and social contribution taxes	(32.106)	37.740	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(16.201)	(238.532)	-98%
Provision (Reversal) of impairment of agricultural products after harvest	2.241	15.415	-85%
Allowance for doubtful accounts	2.190	(33)	n.a.
Provisions for lawsuits	239	339	-29%
	20.239	**69.925**	**-63%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	89.429	(74.295)	n.a.
Inventories	74.791	125.915	-41%
Biological Assets	(112.378)	24.351	n.a.
Recoverable Taxes	(7.124)	5.136	n.a.
Derivative Transactions	(2.644)	(7.050)	-63%
Other assets	41.039	(6.866)	n.a.
Suppliers	42.918	57.335	-25%
Related parties	(1.856)	1.715	n.a.
Taxes payable	13.252	24.167	-45%
Labor obligations	(12.636)	(11.961)	6%
Advance from customers	(6.007)	5.564	n.a.
Lease liabilities	(1.765)	(7.884)	-81%
Other obligations	18.311	4.136	343%
Payments of lawsuits	(209)	(145)	0
Farm sales receivables	94.337	53.368	1
Additions to investment properties	(58.176)	(44.672)	0
Farm Acquisitions	(142.211)	-	n.a.
Net Cash generated by (used in) operating activities	**49.310**	**218.739**	**-77%**
Income and social contribution taxes	**(38.368)**	**(5.937)**	**546%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(23.118)	(29.502)	-22%
Redemption of (investment in) marketable securities	95.947	31.544	204%
Reduction (increase) of Investment and Participation	-	(1.994)	-100%
Net Cash generated by (used in) investment activities	**72.829**	**48**	n.a.
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	169.031	44.648	279%
Interest from Loans and Financing	(9.820)	(10.093)	-3%
Payment of loans and financing	(63.387)	(148.554)	-57%
Dividends paid	(319.975)	(259.978)	23%
Generated (provided) net cash by financing activities	**(224.151)**	**(373.977)**	**(0)**
Increase (decrease) in cash and cash equivalents	**(140.380)**	**(161.127)**	**(0)**
FX Variation in cash and cash equivalents	**(996)**	**1.731**	**n.a.**
Cash and cash equivalents initial balance	435.493	1.059.107	n.a.
Cash and cash equivalents final balance	294.117	899.711	-67%